UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SEACOR HOLDINGS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

811904101

(CUSIP Number)

October 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 811904101	13G	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,966 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.4% as of the date of this filing

12.	Type of Reporting Person (See Instructions) PN; HC

CUSIP NO. 811904101	13G	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,966 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.4% as of the date of this filing

12.	Type of Reporting Person (See Instructions) OO; HC

CUSIP NO. 811904101	13G	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,966 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.4% as of the date of this filing

12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP NO. 811904101	13G	Page 5 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Wellington LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,966 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.4% as of the date of this filing

12.	Type of Reporting Person (See Instructions) OO; HC

CUSIP NO. 811904101	13G	Page 6 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,966 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.4% as of the date of this filing

12.	Type of Reporting Person (See Instructions) CO; HC

CUSIP NO. 811904101	13G	Page 7 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,966 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.4% as of the date of this filing

12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 811904101	13G	Page 8 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Credit Products Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,966 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 5.4% as of the date of this filing

12.	Type of Reporting Person (See Instructions) CO; HC

CUSIP NO. 811904101	13G	Page 9 of 11 Pages

Item 1.
	(a)	Name of Issuer SEACOR HOLDINGS INC.
	(b)	Address of Issuer’s Principal Executive Offices 11200 Richmond Avenue, Suite 400 Houston, TX 77082

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
Citadel Limited Partnership
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Illinois limited partnership

Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited liability company

Kenneth Griffin
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
U.S. Citizen

Citadel Wellington LLC
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Citadel Limited Partnership
Delaware limited liability company

Citadel Kensington Global Strategies Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Bermuda company

Citadel Equity Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Cayman Islands company

Citadel Credit Products Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Cayman Islands company
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 811904101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP NO. 811904101	13G	Page 10 of 11 Pages

Item 4.	Ownership
CITADEL LIMITED PARTNERSHIP CITADEL INVESTMENT GROUP, L.L.C. KENNETH GRIFFIN CITADEL WELLINGTON LLC CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD. CITADEL EQUITY FUND LTD. CITADEL CREDIT PRODUCTS LTD.
(a) Amount beneficially owned: 1,343,966 shares
(b) Percent of class: Approximately 5.4% as of the date of this filing
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote See Item 4(a) above.
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of See Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person See Item 2 above.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Mathew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.

CUSIP NO. 811904101	13G	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 25th day of October, 2005

KENNETH GRIFFIN

By: /s/ Matthew B. Hinerfeld

       Matthew B. Hinerfeld, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By:    /s/ Matthew B. Hinerfeld

       Matthew B. Hinerfeld, Managing

       Director and Deputy General Counsel

CITADEL LIMITED PARTNERSHIP

By:    Citadel Investment Group, L.L.C.,

        its General Partner

By:    /s/ Matthew B. Hinerfeld

       Matthew B. Hinerfeld, Managing

       Director and Deputy General Counsel

CITADEL WELLINGTON LLC

By:    Citadel Limited Partnership,

        its Managing Member

By:    Citadel Investment Group, L.L.C.,

        its General Partner

By:    /s/ Matthew B. Hinerfeld

       Matthew B. Hinerfeld, Managing

       Director and Deputy General Counsel

CITADEL KENSINGTON GLOBAL

STRATEGIES FUND LTD.

By:    Citadel Limited Partnership,

        its Portfolio Manager

By:    Citadel Investment Group, L.L.C.,

        its General Partner

By:    /s/ Matthew B. Hinerfeld

       Matthew B. Hinerfeld, Managing

       Director and Deputy General Counsel

CITADEL EQUITY FUND LTD.

By:    Citadel Limited Partnership,

        its Portfolio Manager

By:    Citadel Investment Group, L.L.C.,

        its General Partner

By:    /s/ Matthew B. Hinerfeld

       Matthew B. Hinerfeld, Managing

       Director and Deputy General Counsel

CITADEL CREDIT PRODUCTS LTD.

By:    Citadel Limited Partnership,

        its Portfolio Manager

By:    Citadel Investment Group, L.L.C.,

        its General Partner

By:    /s/ Matthew B. Hinerfeld

         Matthew B. Hinerfeld, Managing

         Director and Deputy General Counsel